Filed by VaxGen, Inc. Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Raven biotechnologies, inc.
Registration Statement File No. 333-148312
Raven biotechnologies, inc. issued the following press release on February 12, 2008:
Raven biotechnologies to Provide Updates on
Oncology Pipeline with Four AACR Presentations
Lead Clinical Program and Two Clinical Candidates Featured
South San Francisco, CA — February 12, 2008
Raven biotechnologies, inc., a privately held company focused on the discovery and development of monoclonal antibody therapeutics (MAbs) for cancer, announced four abstracts have been selected for presentation at the meeting of American Association for Cancer Research being held in San Diego on
April 12-16, 2008.
“We are pleased to have this opportunity to present important data on both RAV12, Raven’s lead therapeutic antibody entering Phase 2 development for the treatment of adenocarcinomas and the promising near-term clinical candidates in our oncology pipeline,” stated George Schreiner, M.D.,
Ph.D., chief executive officer of Raven biotechnologies. “Raven will present significant new data on RAV12 supporting the chemotherapeutic synergies that inform its impending phase 2 trials. In addition, recent discoveries concerning novel epitopes and effector mechanisms associated with two new antibodies targeting cancer stem cells will be presented for the first time. Both antibodies are slated for clinical development. Finally, having advanced the technology to culture cancer stem cells on a sustained basis in vitro, we will present their in vivo biology, using prostate cancer stem cells as an important new model system for understanding the growth and metastasis of human cancer.”
The presentations are scheduled as follows:
Oral Presentation in a Minisymposium Session
The anti-B7-H3-4Ig antibody TES7 recognizes cancer stem cell lines, modulates angiogenic factor secretion, and exhibits potent anti-tumor activity in vivo
Session ID: Experimental and Molecular Therapeutics 24
Date and Time: Monday, April 14, 2008, 1:00 PM
Abstract Number: 2555

Poster Sessions
Human prostate cancer stem cell line spontaneously metastasizes in vivo
Session ID: Tumor Biology 5
Date and Time: Sunday, April 13, 2008, 8:00 AM
Abstract Number: 385
The RAV12 monoclonal antibody mediates antitumor activity via multiple mechanisms of action and synergizes with chemotherapeutic agents in vivo
Session ID: Experimental and Molecular Therapeutics 32
Date and Time: Tuesday, April 15, 2008, 8:00 AM
Abstract Number: 4000
Monoclonal antibody KID24 targets human ADAM9 and is a potent inhibitor of tumor growth and metastasis in vivo
Session ID: Experimental and Molecular Therapeutics 32
Date and Time: Tuesday, April 15, 2008, 8:00 AM
Abstract Number: 3989
About Raven
Raven biotechnologies, inc. (www.ravenbio.com) is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics for treating cancer. Raven’s lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven’s discovery process simultaneously identifies cell-surface drug targets and the antibody therapeutics to regulate them. Our focus on biological function allows us to rapidly identify novel target antigens and therapeutic candidates in their native configuration in the intact cell membrane. Our integrated approach is based on proprietary methods for optimizing the production of MAbs targeting cell-surface proteins, including the use of human tissue-specific progenitor and tumor stem cell lines developed at Raven.
To date Raven has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast, and ovarian cancer.
On November 12, 2007, Raven and VaxGen Inc. (Pink Sheets: VXGN.PK), a biopharmaceutical company, announced that their respective boards of directors unanimously approved a definitive merger agreement. The merger is expected to create a drug development company with a robust pipeline of monoclonal antibody candidates in oncology, proprietary antibody discovery platforms, biopharmaceutical manufacturing capabilities and sufficient cash to fund operations at least through the end of 2009. The merger is expected to close in the first half of 2008.
Contacts:
Stephen Worsley, Business Development
1-650-624-2662 or sworsley@ravenbio.com
Ellen Rose
Availe Communication
1-650-387-8746

About VaxGen
VaxGen is a biopharmaceutical company based in South San Francisco, California. The company owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. For more information, please visit the company’s web site at www.vaxgen.com.
About Raven
Raven biotechnologies, inc. is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics for treating cancer. Raven’s lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven, which is based in South San Francisco, California, has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast, brain, and ovarian cancer. Please visit www.ravenbio.com for more information about Raven biotechnologies inc.
Additional Information and Where to Find It
VaxGen has filed a registration statement on Form S-4, and a related proxy statement/prospectus, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting VaxGen Investor Relations at the email address: ir@vaxgen.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
VaxGen, Raven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of VaxGen is also included in VaxGen’s definitive proxy statement for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 21, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on August 30, 2007. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at VaxGen as described above.